UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-4879
DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN

(Full title of the plan)
Diebold, Incorporated 5995 Mayfair Road PO Box 3077 North Canton, Ohio 44720-8077

(Name of issuer of the securities held by the plan and the address of its principal executive office)

DIEBOLD, INCORPORATED
401(k) SAVINGS PLAN
ANNUAL REPORT INDEX
December 31, 2008 and 2007
The following financial statements and other information of Diebold, Incorporated 401(k) Savings Plan are included herewith:
•	Statements of Net Assets Available for Benefits — December 31, 2008 and 2007;

•	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007;

•	Notes to Financial Statements — December 31, 2008 and 2007.
The following supplemental schedule of Diebold, Incorporated 401(k) Savings Plan included in the Annual Report of the Plan on Form 5500 filed with the Department of Labor for the year ended December 31, 2008 is included herewith:
•	Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2008
All other supplemental schedules and notes for which provision is made in the applicable rules and regulations of the Department of Labor Regulations are not required under the related instructions or are inapplicable and, therefore, have been omitted.

DIEBOLD, INCORPORATED
401(k) SAVINGS PLAN

Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits — December 31, 2008 and 2007	5

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007	6

Notes to Financial Statements — December 31, 2008 and 2007	7-15

SUPPLEMENTARY SCHEDULE

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2008	16
EX-23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Plan Administrator and Participants
Diebold, Incorporated 401(k) Savings Plan
North Canton, Ohio
We have audited the accompanying statements of net assets available for benefits of the Diebold, Incorporated 401(k) Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Diebold, Incorporated 401(k) Savings Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year), as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Bober, Markey, Fedorovich & Company
Bober, Markey, Fedorovich & Company
Akron, Ohio
June 25, 2009

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007
Investments, at fair value:
Participant-directed	$349,400,560	$426,669,914

Contribution receivable — participant	4,501	1,493
Contribution receivable — employer	26,730	49,233

Net assets available for benefits, at fair value	349,431,791	426,720,640

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	760,149	(371,582)

Net assets available for benefits	$350,191,940	$426,349,058

See accompanying notes to financial statements

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

Additions:
Contributions
Participant	$30,357,273	$30,254,565
Employer	12,724,769	11,665,638

Total contributions	43,082,042	41,920,203

Investment income
Interest and dividends	15,729,321	21,945,558

Assets transferred in related to the Firstline, Inc. and ERAS JV plan merger	1,918,035	—

Total additions	60,729,398	63,865,761

Deductions:
Net depreciation in the fair value of investments	(108,436,235)	(37,059,298)
Benefits paid to participants	(27,690,921)	(23,566,435)
Administrative expenses	(421,149)	(219,635)
Assets transferred out related to the Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates	(338,211)	—

Total deductions	(136,886,516)	(60,845,368)

Net (decrease) increase during the year	(76,157,118)	3,020,393

Net assets available for benefits:
Beginning of year	426,349,058	423,328,665

End of year	$350,191,940	$426,349,058

See accompanying notes to financial statements

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 and 2007
(1)	Description of the Plan

The following brief description of the Diebold, Incorporated 401(k) Savings Plan (the “Plan”), as amended, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)	General

The Board of Directors of Diebold, Incorporated (the “Employer”) established this defined contribution plan effective as of April 1, 1990. The Diebold, Incorporated 401(k) Savings Plan covers all non-bargaining unit employees of the Employer and affiliates who have completed ninety days of employment (“Salary Employees”), all hourly employees of the Employer at the Newark, Ohio facility who are represented by Local 710 of the International Union of Electrical Workers, who have completed ninety days of employment and have attained the age of twenty-one (“Newark Employees”), and all employees of the Employer at the Canton Plant who commenced active employment on or after May 1, 1992 and all employees on layoff status from the Canton Plant as of May 1, 1992 who returned to active service from the Canton Plant on or after May 1, 1992 (“Canton Plant Employees”). In addition, Canton Plant Employees must have completed ninety days of employment and have attained the age of twenty-one to be eligible for the Plan. In October 2003, the Employer closed the Canton Plant. Canton Plant Employees may elect distribution of benefits according to the Plan as noted in paragraph 1(e). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2002, the Employer established and included as a part of the Plan a stock bonus plan designed to invest primarily in Qualifying Employer Securities, as defined in Section 4975(e) of the Internal Revenue Code (the “IRC”), and meet the other requirements of an Employee Stock Ownership Plan (the “ESOP”) as set forth in Sections 401(a) (28) and 4975 of the IRC. The Plan consists of two distinct components. The first component is the profit sharing portion, including cash or deferred arrangement, intended to be qualified under Section 401(k) of the IRC, which shall consist of all plan assets and funds, except for plan assets and funds invested in Diebold, Incorporated common stock. The second component of the Plan is the ESOP, which consists solely of all plan assets and funds invested in Diebold, Incorporated common stock. By establishing an ESOP within the Plan, the participants can receive their cash dividends from Diebold, Incorporated common stock directly, if desired, and the Employer can take a corresponding tax deduction.

Effective January 1, 2007, the Plan was amended such that assets held in a participant’s rollover account under the Actcom 401(k) Profit Sharing Plan that were transferred to the Plan, as a result of the merger of the Actcom, Incorporated 401(k) Profit Sharing Plan into the Plan, shall be subject to distribution at any time upon the election of the participant. On March 31, 2008, the assets of the Firstline, Inc. 401(k) Plan were transferred into the Plan in conjunction with the Employer’s acquisition of Firstline, Inc. Also, on March 31, 2008, the assets of the ERAS JV 401(k) Profit Sharing Plan were transferred into the Plan in conjunction with the Employer’s acquisition of ERAS, Inc. Effective April 1, 2008, the Plan was amended such that Normal Retirement Age for a former ERAS Participant is 59 1/2 years old and the Early Retirement Age for a former Firstline Participant is 55 years old with five years of service. Effective January 1, 2008, the Plan was amended for compliance with requirements under the Pension Protection Act of 2006 and other recent legislation and regulatory requirements. The Plan was also amended in 2008 to add requirements under Section 1165(a) and (e) of the Puerto Rico Internal Revenue Code of 1994, as amended. On October 1, 2008 the assets of the Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates were transferred out of the Plan and into a separate plan.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 and 2007
(b)	Contributions

Salary Employees

For the years ended December 31, 2008 and 2007, the Plan allowed each participant to voluntarily contribute from one to fifty percent (in one percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the IRC.

Prior to April 1, 2006, for employees hired before July 1, 2003, the Employer contributed, as a Basic Matching Contribution, an amount equal to 60 percent of a participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period and thirty percent of a participant’s pre-tax contributions on the next three percent of the participant’s compensation in such payroll period. Effective April 1, 2006, the Employer increased its Basic Matching Contribution to 60 percent of a participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period and forty percent of a participant’s pre-tax contributions on the next three percent of the participant’s compensation in such payroll period.

Prior to April 1, 2006, for employees hired on or after July 1, 2003, the Employer contributed, as a Basic Matching Contribution, an amount equal to 100 percent of a participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period and 50 percent of a participant’s pre-tax contributions on the next three percent of the participant’s compensation in such payroll period. Effective April 1, 2006, for employees hired on or after July 1, 2003, the Employer increased its Basic Matching Contribution to one hundred percent of a participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period and 60 percent of a participant’s pre-tax contributions on the next three percent of the participant’s compensation in such payroll period. This new enhanced benefit was in lieu of participation in the Retirement Plan for Salaried Employees. Participation in the Retirement Plan for Salaried Employees was frozen for newly hired employees effective July 1, 2003.

Effective January 1, 2002, the Plan was amended so that as of the last day of each Plan year, the Employer shall calculate the amount of the Basic Matching Contribution that would be contributed on behalf of each participant for that Plan year if the Basic Matching Contribution were calculated and contributed on an annual basis rather than during each payroll period. If the amount of the Basic Matching Contribution, when calculated on an annual basis for the Plan year, is greater than the dollar amount actually contributed to a participant on a payroll basis during that Plan year, the Employer shall contribute to the Trust Fund, as of the last day of the Plan year, the additional amount necessary to increase the Basic Matching Contribution for each participant to the amount of the Basic Matching Contribution as calculated on an annual basis. The additional Basic Matching Contribution receivable calculated on an annual basis was $23,374 and $48,982 as of December 31, 2008 and 2007, respectively.

At the end of any Plan Year, the Employer, at its discretion, may determine that an Additional Matching Contribution be made for the next succeeding Plan year. The amount of any Additional Matching Contribution shall be determined solely by action of the Board of Directors. There were no Additional Matching Contributions made on behalf of any plan participants in either 2008 or 2007.

Newark Employees

Prior to September 15, 2004, the Plan allowed each participant to voluntarily contribute from one to five percent (in one percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the IRC. Effective September 15, 2004, the percentage range allowed by the plan increased to one to ten percent.

In 2008 and 2007, the Employer contributed, as a Basic Matching Contribution, an amount equal to thirty percent of participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period. Effective August 2008, the Employer announced the closing of the Newark facility. Former Newark Employees may elect distribution of benefits according to the Plan provisions.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 and 2007
(c)	Participants’ Accounts

Salary Employees

Effective January 1, 1992, the Employer established two separate accounts for each participant, a Regular Account and a Retiree Medical Funding Account. Effective June 1, 2006, participant contributions are deposited into the Regular Account. Each participant may direct that his or her contributions to the Regular Account be invested in the Loomis Sayles Bond Fund, Loomis Sayles Small Cap Value Fund, Vanguard 500 Index Fund, Vanguard Explorer Fund, Vanguard International Value Fund, Vanguard Target Retirement 2005 Fund, Vanguard Target Retirement 2010 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2020 Fund, Vanguard Target Retirement 2025 Fund, Vanguard Target Retirement 2030 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2040 Fund, Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement 2050 Fund, Vanguard Target Retirement Income Fund, Vanguard International Growth Fund, Vanguard Mid-Cap Index Fund, Vanguard PRIMECAP Fund, Vanguard STAR Fund, Vanguard Selected Value Fund, Vanguard Total Bond Market Index Fund, Vanguard U.S. Growth Fund, Vanguard Windsor II Fund, Vanguard Retirement Savings Trust, Diebold Company Stock Fund or any combination thereof with the minimum investment in any fund of one percent.

Effective March 1, 2002, a participant may elect to transfer the Employer Basic Matching Contributions and the Employer Additional Matching Contributions, which have been invested in the Diebold Company Stock Fund for a minimum 12-month period, to other funds within the Plan, except such transfer restriction does not apply to employees at least 55 years of age. Effective May 1, 2007, the Employer amended the Plan so that 100 percent of the Employer Basic Matching contribution may be invested according to the participant’s direction.

Prior to June 1, 2006, the Employer’s Basic Matching Contribution was divided between the Regular Account and the Retiree Medical Funding Account based on a predefined formula and was invested in the Diebold Company Stock Fund. Effective June 1, 2006, all Employer contributions were deposited in the Regular Account. Therefore, no further Employer contributions will be deposited into the Retiree Medical Funding Account; however, this account will be maintained for historical recordkeeping purposes.

Canton Plant (thru October 2003) and Newark Employees

The Employer established two separate accounts for each participant, a Regular Account and a Retiree Medical Funding Account. All participant contributions are deposited into the Regular Account and all Employer contributions are deposited into the Retiree Medical Funding Account. Each participant may direct that his or her contributions to the Regular Account, as well as all Employer contributions to the Retiree Medical Funding Account, be invested in the above named funds according to the participant’s direction with the minimum investment in any fund of one percent.

(d)	Vesting

For employees hired before July 1, 2003, a participant’s pre-tax contributions and earnings, and the Employer’s contributions and earnings are immediately vested and non-forfeitable. For employees hired on or after July 1, 2003, a participant’s pre-tax contributions and earnings are immediately vested and non-forfeitable; however, Employer contributions and earnings are vested in accordance with the following schedule: less than three years service, zero percent; three or more years of service, 100 percent.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 and 2007
(e)	Distribution of Benefits

Upon termination of service with the Employer or an affiliate, a participant may elect to receive his or her total vested account balance in a lump sum payment, defer receipt until retirement date, or make a direct rollover to a qualified plan if such total account balance exceeds $5,000. If the vested account balance does not exceed $5,000, the participant may elect to receive his or her total account balance in a lump sum payment or make a direct rollover to a qualified plan. If the participant does not elect one of the noted options, the plan administrator (the “Administrator”) will pay the distribution in a direct rollover to the individual retirement annuity plan designated by the Administrator. The Administrator or its designee shall make such determination on a periodic basis, not less frequently than annually. For any funds invested in the Diebold Company Stock Fund, the participant may make an election to receive cash or the Employer’s common stock.

(f)	Participant Notes Receivable (Salary Employees)

Loan transactions are treated as transfers between the various funds and the Loan Fund. Under the terms of the Plan, active participants of the Plan may borrow against their total account balance except for their balance in the Retiree Medical Funding Account. The minimum amount of any loan is $1,000 and the maximum is $50,000 or 50% of a participant’s current balance (in $100 increments), whichever is less. Loan payments are made through equal payroll deductions over the loan period of one to five years. Interest charged, which is based on the prime interest rate plus one percent as of the loan effective date, is determined by the Employer and ranged from 4.25% to 10.50% at December 31, 2008 and 2007.

(g)	Withdrawals

A financial hardship provision is available, enabling a participant to withdraw an amount to cover an immediate financial need.

(h)	Expenses

All costs and expenses incident to the administration of the Plan are paid by the Administrator, or at the discretion of the Administrator, paid from the assets of the Plan, except for loan processing and administration fees associated with the Loan Fund and fees associated with the managed account program, which are borne by the individual participants.

(i)	Retiree Medical Funding Account

The aforementioned Retiree Medical Funding Account was intended to help accumulate funds to cover medical expenses after a participant retires which are no longer covered by an Employer sponsored plan. Prior to June 1, 2006, a portion of the Employer’s Basic Matching Contribution, based on a predefined formula, was deposited in the Retiree Medical Funding Account as is the employer’s past service contribution. Effective June 1, 2006, all Employer Contributions are deposited into the Regular Account; however, the Retiree Medical Funding Accounts will be continued to be administered separately for historical purposes.

(j)	Forfeited Accounts

At December 31, 2008 and 2007, forfeited unvested accounts totaled $831,345 and $433,497, respectively. These accounts are used to reduce future employer contributions or administrative fees.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 and 2007
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

(b)	Investment Valuation

The Plan’s investments are stated at fair value as of the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Employer common stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value. All purchase and sale transactions are recorded on a trade date basis.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(c)	Benefit Payments

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

(e)	New Accounting Standard

In September 2006, The FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS No. 157”), “Fair Value Measurements”. SFAS No. 157 addresses how plans should measure fair value when they are required to use a fair value measure for recognition and disclosure purposes under generally accepted accounting principles. SFAS No. 157 requires the fair value of an asset or liability to be based on market-based measures which will reflect the credit risk of the plan. SFAS No. 157 expands the disclosure requirements to include the methods and assumptions used to measure fair value and the effect of fair value measures on the changes in net assets available for benefits. The adoption of SFAS No. 157 effective January 1, 2008 did not have a material impact on the Plan’s financial statements.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 and 2007
(3)	Investments

The following presents investments that represent five percent or more of the Plan’s assets available for benefits as of December 31:

	2008		2007
	Number of	Current	Number of	Current
	Shares/Units	Value	Shares/Units	Value

Vanguard 500 Index Fund	428,963	$35,642,508	401,406	$54,250,061
Vanguard PRIMECAP Fund	512,777	22,839,107	467,345	33,672,181
Vanguard Total Bond Market Index Fund	3,783,928	38,520,391	2,750,553	27,945,619
Vanguard U.S. Growth Fund **	1,362,033	16,698,525	1,514,345	30,150,618
Vanguard Windsor II Fund	1,015,997	19,415,706	1,055,568	32,997,045
Loomis Sayles Bond Fund: Institutional	1,773,437	18,426,013	1,678,551	24,473,280
Vanguard International Growth Fund**	1,028,792	12,551,262	964,660	23,942,850
Vanguard Retirement Savings Trust	58,145,393	58,145,393	49,109,081	49,109,081
Diebold Company Stock Fund *	5,970,584	57,795,257	2,270,013	65,784,970

*	Non-Participant directed fund until May 1, 2007.

**	Shown for comparative purposes only. Investment does not exceed five percent of the Plan’s net assets at December 31, 2008.
The Plan has an interest in a fully benefit-responsive group annuity contract as part of the Vanguard Retirement Savings Trust (the “Trust”) option issued by the Vanguard Fiduciary Trust Company (the “Trustee”). As stated in FSP AAG INV-1 and SOP 94-4-1, described in note 2, the group trust contract is to be reported at contract value and disclosure of adjustment from fair value is required, as stated on the statements of net assets available for benefits.

The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. To the extent that the Trust has unrealized gains and losses (that are accounted for, under contract value accounting, through the value of the synthetic contract), the interest crediting rate may differ from then-current market rates. An investor currently redeeming Trust units may forgo a benefit, or avoid a loss, related to a future crediting rate different from then-current market rates. Investments in Vanguard mutual funds and bond trusts are valued at the net asset value of each fund or trust determined as of the close of the New York Stock Exchange (generally 4 p.m., Eastern time) on the valuation date.

The average yield earned by the Trust for fully benefit-responsive investment contracts was 3.67% and 4.71% for the years ended December 31, 2008 and 2007, respectively. The average yield earned and paid to plan participants by the Trust was 3.38% and 4.44% for the years ended December 31, 2008 and 2007, respectively.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include, but are not limited to, partial or complete legal termination of the Trust or a unit holder, tax disqualification of the Trust or unit holder, and certain Trust amendments if issuers’ consent is not obtained. As of December 31, 2008, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable.

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of participant, employer, or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the preestablished investment guidelines.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 and 2007
The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2008	2007
Mutual funds	$(108,190,153)	$1,991,786
Common stock	(246,082)	(39,051,084)

	$(108,436,235)	$(37,059,298)

All investments became participant-directed effective May 1, 2007. Information about the changes in net assets related to the non-participant-directed investment is as follows.

Four Months Ended
April 30, 2007
Contributions	$4,580,449
Net appreciation	33,612,655
Benefits paid to participants	(1,979,823)
Interfund transfers	(3,528,711)
Asset transfers out	(106,731)

$32,577,839

(4)	Fair Value Measurements

On January 1, 2008, the Plan adopted the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards.

Fair Value Hierarchy:

The fair value framework described in SFAS No. 157 requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or inputs, other than quoted prices in active markets, that are observable either directly or indirectly.

Level 3: Unobservable inputs for which there is little or no market data.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 and 2007

		Based on
		Quoted prices in	Other observable	Unobservable
Assets measured at fair value on a	Fair Value at	active markets	inputs	inputs
recurring basis:	December 31, 2008	(Level 1)	(Level 2)	(Level 3)

Loan Fund	$10,506,816	$—	$—	$10,506,816
Vanguard Retirement Savings Trust	58,145,393	—	58,145,393	—
Other Investments	222,953,094	222,953,094	—	—
Diebold Company Stock Fund	57,795,257	57,795,257	—	—

Total	$349,400,560	$280,748,351	$58,145,393	$10,506,816

Assets valued using Level 1 inputs in the table above represent assets from the Plan and are valued based on the number of shares in the funds using a closing price per share traded in an active market.

Assets valued using Level 2 inputs in the table above represent the Plan’s investment in fully benefit-responsive investment contracts and are valued at fair value by discounting the related cash flows based on current yields of similar investments with the comparable durations.

Assets valued using Level 3 inputs in the table above represent participant loans and are valued at cost, which approximates fair value.

The following table summarizes the changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Year Ended
December 31, 2008
Balance, beginning of year	$10,232,858
Purchases, sales, issuances and settlements, net	327,104
Transfers out	(53,146)

Balance, end of year	$10,506,816

(5)	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Employer by a letter dated December 20, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. In accordance with Revenue Procedure 2007-44, the Plan is assigned a cycle “E” status and as such, is required to submit the plan documents for IRS determination of tax qualification status no later than January 31, 2012. During this interim period, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Employer reserves the right at any time, by action of its Board of Directors, to terminate the Plan or discontinue contributions thereto.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 and 2007
(7)	Subsequent Events

Effective April 1, 2009, the company match for the Plan was reduced or suspended. If a participant was hired before July 1, 2003, and is part of the Diebold pension plan, the match was suspended for 2009. If a participant was hired after July 1, 2003, and does not participate in the Diebold pension plan, Diebold will match 30 cents for every dollar up to 6 percent of income. The company match is set by the board of directors and is evaluated at least annually.

(8)	Party — In — Interest Transactions

The Trustee serves as the fund manager of the Vanguard 500 Index Fund, Vanguard Explorer Fund, Vanguard International Growth Fund, Vanguard International Value Fund, Vanguard Mid-Cap Index Fund, Vanguard PRIMECAP Fund, Vanguard STAR Fund, Vanguard Selected Value Fund, Vanguard Target Retirement 2005 Fund, Vanguard Target Retirement 2010 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2020 Fund, Vanguard Target Retirement 2025 Fund, Vanguard Target Retirement 2030 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2040 Fund, Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement 2050 Fund, Vanguard Target Retirement Income Fund, Vanguard Total Bond Market Index Fund, Vanguard U.S. Growth Fund, Vanguard Windsor II Fund, and the Vanguard Retirement Savings Trust.

The Diebold Company Stock Fund is designed primarily for investment in common stock of Diebold, Incorporated.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as December 31, 2008 and 2007 to the Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$350,191,940	$426,349,058
Adjustment from contract value to fair value for fully-responsive investment contracts	(760,149)	371,582

Net assets available for benefits per the Form 5500	$349,431,791	$426,720,640

The following is a reconciliation of net appreciation of Plan investments per the financial statements for the year ended December 31, 2008 and 2007 to the Form 5500:

	2008	2007
Net depreciation of plan investments per financial statements	$(108,436,235)	$(37,059,298)
Less: Impact of reflecting fully benefit-responsive contracts at fair value on Form 5500	(1,131,731)	777,515

Net depreciation of plan investments per Form 5500	$(109,567,966)	$(36,281,783)

(10)	Contingency

The Employer has been served with various lawsuits by participants in the Employer’s 401(k) savings plan, which were subsequently consolidated into a single proceeding, alleging breaches of fiduciary duties with respect to the Plan. These lawsuits were filed against the Employer and certain current and former officers and directors of the Employer; however, neither the trustee nor the Plan itself have been directly named in the lawsuits. In May 2009, the Company agreed to settle the 401(k) class action litigation for $4,500,000, to be paid out of the Company’s insurance policies. The settlement is subject to final documentation and approval of the court.

DIEBOLD, INCORPORATED 401(K) SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008
EIN: 34-0183970
PLAN NUMBER: 012

(a)	(b)	(c)		(d)	(e)
		Description of Investment
		including Maturity Date, Rate
	Identity of Issue, Borrower, Lessor,	of Interest, Collateral, Par,
	or Similar Party	or Maturity Value	Shares	Cost	Current Value

	Loomis Sayles Bond Fund	Registered Investment Company	1,773,437	***	$18,426,013
	Loomis Sayles Small Cap Value Fund	Registered Investment Company	653,834	***	10,899,419
*	Vanguard 500 Index Fund	Registered Investment Company	428,963	***	35,642,508
*	Vanguard Explorer Fund	Registered Investment Company	62,356	***	2,627,047
*	Vanguard International Growth Fund	Registered Investment Company	1,028,792	***	12,551,262
*	Vanguard International Value Fund	Registered Investment Company	341,746	***	8,007,120
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	48,479	***	469,760
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	48,770	***	858,840
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	327,825	***	3,130,733
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	71,855	***	1,190,637
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	359,618	***	3,333,661
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	86,202	***	1,339,585
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	187,394	***	1,733,397
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	45,687	***	691,238
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	138,740	***	1,327,742
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	25,137	***	381,581
*	Vanguard Target Retirement Income Fund	Registered Investment Company	59,495	***	566,396
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	868,096	***	10,243,536
*	Vanguard PRIMECAP Fund	Registered Investment Company	512,777	***	22,839,107
*	Vanguard STAR Fund	Registered Investment Company	483,472	***	6,976,494
*	Vanguard Selected Value Fund	Registered Investment Company	427,811	***	5,082,396
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	3,783,928	***	38,520,391
*	Vanguard U.S. Growth Fund	Registered Investment Company	1,362,033	***	16,698,525
*	Vanguard Windsor II Fund	Registered Investment Company	1,015,997	***	19,415,706
*	Vanguard Retirement Savings Trust	Common/ Collective Trust	58,145,393	***	58,145,393
*	Diebold Company Stock Fund	Company Stock Fund	5,970,584	***	57,795,257
	Participant Loans	1 month — 5 years; 4.25% — 10.50%		**	10,506,816

					$349,400,560

*	Party-in-interest

**	The cost of participant loans is $0 based upon instructions for the Form 5500 Schedule H Line 4i.

***	Information not required pursuant to instructions to Form 5500 for participant-directed funds.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN (Name of Plan)
Date: June 26, 2009	By:	/s/ Leslie A. Pierce
Leslie A. Pierce
Vice President, Corporate Controller and Interim Chief Financial Officer (Principal Financial Officer)

DIEBOLD, INCORPORATED
FORM 11-K
INDEX TO EXHIBITS

EXHIBIT NO.		PAGE NO.

23.1	Consent of Bober, Markey, Fedorovich & Company, Independent Registered Public Accounting Firm	19